Filed by Jefferies Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Jefferies Group, Inc.

(Commission File No. 333-185318)

FOR IMMEDIATE RELEASE

LEUCADIA NATIONAL CORPORATION AND JEFFERIES GROUP, INC.

ANNOUNCE RECORD DATES AND MEETING DATES FOR SPECIAL MEETINGS OF
SHAREHOLDERS TO VOTE ON THE PROPOSED MERGER OF THE COMPANIES

NEW YORK, NY; JANUARY 29, 2013 — Leucadia National Corporation (NYSE:  LUK) and Jefferies Group, Inc. (NYSE:  JEF) today announced that both companies will hold their respective special meetings of shareholders on February 28, 2013 to vote on the proposals pertaining to the previously announced merger of the companies and related matters. Holders of shares of Leucadia and holders of shares of Jefferies on Monday, January 28, 2013, will be entitled to vote at their respective special meeting on such proposals.

The special meeting for Leucadia will be held on Thursday, February 28, 2013, at 9:00am eastern time at the offices of Weil, Gotshal & Manges LLP at 767 Fifth Avenue, New York, New York.

The special meeting for Jefferies will be held on Thursday, February 28, 2013, at 11:00am eastern time at the offices of Weil, Gotshal & Manges LLP at 767 Fifth Avenue, New York, New York.

About Jefferies

Jefferies Group, Inc. (NYSE: JEF) is a global investment banking firm focused on serving clients for over 50 years. The firm is a leader in providing insight, expertise and execution to investors, companies and governments, and provides a full range of investment banking, sales, trading, research and strategy across the spectrum of equities, fixed income and commodities, in the U.S., Europe and Asia.

About Leucadia

Leucadia National Corporation (NYSE: LUK) is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including beef processing, manufacturing, gaming entertainment, real estate activities, medical product development and winery operations. Leucadia also has a significant equity interest in Jefferies Group, Inc., and owns equity interests in operating businesses including a commercial mortgage origination and servicing business.

Important Information for Investors and Shareholders

In connection with the proposed merger between Leucadia and Jefferies, Leucadia filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Leucadia and Jefferies and that also constitutes a prospectus of Leucadia. The registration statement was declared effective by the SEC on January 28, 2013. Leucadia and Jefferies will first mail the joint proxy statement/prospectus to their respective shareholders and stockholders on or about January 30, 2013. Leucadia and Jefferies may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF LEUCDIA AND JEFFERIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Leucadia and Jefferies through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Leucadia and Jefferies by phone, e-mail or written request by contacting the investor relations department of Jefferies or Leucadia at the following:

Jefferies

520 Madison Avenue, New York, NY 10022

Attn: Investor Relations

203-708-5975

info@jefferies.com

Leucadia

315 Park Avenue South Address, New York, NY 10010

Attn: Investor Relations

212-460-1900

Participants in the Solicitation

Leucadia and Jefferies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding Leucadia’s directors and executive officers is contained in Leucadia’s proxy statement dated April 13, 2012, which has been filed with the SEC. Information regarding Jefferies’ directors and executive officers is contained in Jefferies’ annual report on Form 10-K filed with the SEC on January 29, 2013. A more complete description is available in the registration statement and the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements about Jefferies’ and Leucadia’s future and statements that are not historical facts. These forward looking statements are usually preceded by the words “expect,” “intend,” “may,” “will,” or similar expressions. All information and estimates relating to the merger of Leucadia and Jefferies and the combination of those businesses constitute forward looking statements. Forward looking statements may contain expectations regarding post-merger activities and financial strength, operations, synergies, and other results, and may include statements of future performance, plans, and objectives. Forward looking statements also include statements pertaining to Leucadia and Jefferies strategies for future development of our businesses, the spin off of Leucadia’s Crimson Wine Group, and Jefferies’ intention to remain subject to the filing requirements under the Securities Exchange Act of 1934. Forward looking statements represent only Leucadia’s and Jefferies’ beliefs regarding future events, many of which by their nature are inherently uncertain or subject to change. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in Leucadia’s and Jefferies’ forward looking statements is contained in reports that are filed and will be filed with the SEC. You should read and interpret any forward looking statement together with such reports.

For further information, please contact:

Peregrine Broadbent

Chief Financial Officer

Jefferies Group, Inc.

(212) 284-2338

or

Laura Ulbrandt

AVP and Corporate Secretary

Leucadia National Corporation

(212) 460-1900